UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2010

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

June 25, 2010

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto President & CEO
Head Office:	2-5-1 Marunouchi
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1st Sec., OSE 1st Sec.)

Announcement regarding Issuance of New Shares and Secondary Offering of Shares,

and Withdrawal of Shelf Registration Statement in Japan for Future Equity Issuances

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that its board of directors resolved today to issue new shares and conduct a secondary offering of its shares, and to withdraw the shelf registration statement in Japan for future equity issuances, as set forth below:

It has become increasingly important for financial institutions to strengthen capital base amid the ongoing global discussions on the revision of capital regulations. This issuance of new shares is aimed at establishing capital base as a cornerstone for our sustainable growth for the future, in anticipation of the revision of capital regulations, and thereby ensuring capital flexibility for us to expand our business areas with high growth potential and to promote customer-related businesses further.

1. Issuance of New Shares by way of Offering (Public Offering)

(1)	Class and Number of Shares to be Offered

5,609,000,000 shares of common stock of MHFG which is the sum of (i) and (ii) below.

(i)      5,218,000,000 new shares to be underwritten and purchased by the Japanese Initial Purchaser and the International Initial Purchaser in each of the offerings specified in (4) (i) and (ii) below.

(ii)     A maximum of 391,000,000 shares which shall be the subject of options to be granted to the International Initial Purchaser specified in (4) (ii) below for the purchase of the additionally issued shares.

(2)	Method of Determination of the Amount to be Paid	The amount to be paid will be determined on a day during the period from Tuesday, July 13, 2010 to Thursday, July 15, 2010 (the “Determination Date”) in accordance with the method stated in Article 25 of the Regulations concerning Underwriting of Securities, etc. of the Japan Securities Dealers Association (“JSDA”).

(3)	Amount of Stated Capital and Additional Paid-in Capital to be Increased	The amount of stated capital to be increased shall be half of the maximum amount of stated capital increase, as calculated in accordance with Article 14, Paragraph 1 of the Rules of Account Settlement of Corporations with any fraction less than one yen resulting from the calculation being rounded up to the nearest one yen. The amount of the additional paid-in capital to be increased shall be the amount obtained by subtracting the relevant amount of stated capital to be increased from the relevant maximum amount of stated capital increase.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MHFG has resolved matters relating to the issuance of new shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan.

This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the U.S. Securities Act of 1933, as amended. The securities referred to above will not be publicly offered or sold in the United States.

(4)	Method of Offering

(i)      Japanese public offering:

The offering to be made in Japan shall be conducted through a public offering (the “Japanese Public Offering”). A Japanese initial purchaser (the “Japanese Initial Purchaser”) shall underwrite and purchase all of the new shares with respect to the Japanese Public Offering; and several Japanese underwriters (the “Japanese Underwriters”) shall handle the Japanese Public Offering of the shares. Moreover, in the case where the shares remain unsubscribed, the Japanese Underwriters shall jointly and severally subscribe for such shares from the Japanese Initial Purchaser.

(ii)     International offering:

The offering to be made overseas (the “International Offering”) shall be made in overseas markets (including, in the United States, to qualified institutional buyers and, in Canada, through a non-public offering in compliance with applicable Canadian securities laws). An international initial purchaser (the “International Initial Purchaser”) shall underwrite and purchase all of the new shares with respect to the International Offering; and several international managers (the “International Managers”) shall handle the International Offering of the shares. Moreover, in the case where the shares remain unsubscribed, the International Managers shall severally and not jointly subscribe for such shares from the International Initial Purchaser. In addition, MHFG shall grant the International Initial Purchaser the option to purchase the additionally issued shares as mentioned in (1) (ii); provided, however, that the International Initial Purchaser shall exercise the option to purchase such additional shares at the direction of the Joint Global Coordinators.

(iii)   With regard to the offerings mentioned in (i) and (ii) above, the number of shares to be issued is scheduled to be 2,609,000,000 shares for the Japanese Public Offering and 3,000,000,000 shares for the International Offering (of which 2,609,000,000 shares will be underwritten and purchased as mentioned in (1) (i) above and 391,000,000 additional shares will be purchased upon exercise of the option mentioned in (1) (ii) above), although the final breakdown of the actual number of the shares shall be determined on the Determination Date by taking into account market demand and other conditions.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MHFG has resolved matters relating to the issuance of new shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan.

This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the U.S. Securities Act of 1933, as amended. The securities referred to above will not be publicly offered or sold in the United States.

(iv)    The Joint Global Coordinators with regard to each offering mentioned in (i) and (ii) above and the secondary offering mentioned in “2. Secondary Offering of Shares (Japanese Secondary Offering by way of Over-Allotment)” below shall be two of the Japanese Underwriters and affiliates of two of the International Managers.

(v)     The issue price (offer price) with respect to each offering mentioned in (i) and (ii) above shall be determined on the Determination Date, based on the tentative pricing range calculated by multiplying the closing price of the shares of common stock of MHFG in regular trading of the shares on the Tokyo Stock Exchange on the Determination Date (or, if no closing price is quoted, the closing price of the immediately preceding date) by 0.90-1.00 (with any fraction less than one yen being rounded down), in accordance with the method stated in Article 25 of the Regulations concerning Underwriting of Securities, etc. of the JSDA, taking into account market demand and other conditions.

(vi)    MHFG shall not pay any underwriting fees to the initial purchasers and the underwriters of each offering mentioned in (i) and (ii) above, although the aggregate amount of the difference between (a) the issue price (offer price) in the Japanese Public Offering and (b) the amount to be paid to MHFG by the Japanese Initial Purchaser shall be retained by the Japanese Initial Purchaser, which shall be allocated to each of the Japanese Underwriters as underwriting fees for the Japanese Underwriters, and the aggregate amount of the difference between (a) the issue price (offer price) in the International Offering and (b) the amount to be paid to MHFG by the International Initial Purchaser shall be retained by the International Initial Purchaser, which shall be allocated to each of the International Managers as underwriting fees for the International Managers.

(5)	Subscription Period (in Japan)	The subscription period shall be from the business day immediately following the Determination Date to the second business day immediately following the Determination Date.

(6)	Payment Date	The payment date shall be a day during the period from Wednesday, July 21, 2010 to Friday, July 23, 2010, provided, however, that such day shall be the fifth business day immediately following the Determination Date.

(7)	Subscription Unit	100 shares

(8)	Use of Proceeds	The net proceeds, together with the approximate net proceeds from the issuance of the new shares by way of third-party allotment mentioned in “3. Issuance of New Shares by way of Third-Party Allotment” below, shall be used in full to make investments in MHFG’s consolidated subsidiaries by the end of March 2011.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MHFG has resolved matters relating to the issuance of new shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan.

This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the U.S. Securities Act of 1933, as amended. The securities referred to above will not be publicly offered or sold in the United States.

(9)	Determination of the amount to be paid, the issue price (offer price), the amount of stated capital and additional paid-in capital to be increased, the final breakdown of the numbers for shares to be issued for the Japanese Public Offering and those for the International Offering (including the further breakdown of the latter which refers to the numbers of new shares to be underwritten and purchased as mentioned in (1) (i) above and additional shares to be purchased upon exercise of the option in (1) (ii) above) and any other matters necessary for the issuance of new shares by way of the offering shall be delegated to the President & CEO of MHFG.

(10)	The Japanese Public Offering shall be conditioned upon the securities registration statement to be filed under the Financial Instruments and Exchange Law of Japan becoming effective.

2.	Secondary Offering of Shares (Japanese Secondary Offering by way of Over-Allotment) (See 1. of “For Reference” attached hereto)

(1)	Class and Number of Shares to be Sold

391,000,000 shares of common stock of MHFG.

The number of shares mentioned above is the maximum number of shares to be sold. The above number may decrease, or the Japanese secondary offering by way of over-allotment may be cancelled entirely, depending on market demand and other conditions of the Japanese Public Offering. The number of shares to be sold shall be determined on the Determination Date, taking into account market demand and other conditions of the Japanese Public Offering.

(2)	Seller	One of the Joint Lead Managers of the Japanese Public Offering.

(3)	Selling Price	Undetermined (The selling price will be determined on the Determination Date; provided, however, that such selling price shall be the same as the issue price (offer price) in respect of the Japanese Public Offering.)

(4)	Method of Secondary Offering	Taking into account market demand and other conditions of the Japanese Public Offering, the seller will make a secondary offering of shares that it borrows from certain shareholder(s) of MHFG.

(5)	Subscription Period	The subscription period shall be the same as the subscription period in respect of the Japanese Public Offering.

(6)	Delivery Date	The delivery date shall be the business day immediately following the payment date in respect of the Japanese Public Offering.

(7)	Subscription Unit	100 shares

(8)	Determination of the selling price and any other matters necessary for the Japanese secondary offering by way of over-allotment shall be delegated to the President and CEO of MHFG.

(9)	The Japanese secondary offering by way of over-allotment shall be conditioned upon the securities registration statement to be filed under the Financial Instruments and Exchange Law of Japan becoming effective.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MHFG has resolved matters relating to the issuance of new shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan.

This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the U.S. Securities Act of 1933, as amended. The securities referred to above will not be publicly offered or sold in the United States.

3.	Issuance of New Shares by way of Third-Party Allotment (See 1. of “For Reference” attached hereto)

(1)	Class and Number of Shares to be Offered	391,000,000 shares of common stock of MHFG.

(2)	Method of Determination for the Amount to be Paid	The amount to be paid will be determined on the Determination Date; provided, however, that such amount to be paid shall be the same as the amount to be paid in respect of the Japanese Public Offering.

(3)	Amount of Stated Capital and Additional Paid-in Capital to be Increased	The amount of stated capital to be increased shall be half of the maximum amount of stated capital increase, as calculated in accordance with Article 14, Paragraph 1 of the Rules of Account Settlement of Corporations with any fraction less than one yen resulting from the calculation being rounded up to the nearest one yen. The amount of the additional paid-in capital to be increased shall be the amount obtained by subtracting the relevant amount of stated capital to be increased from the relevant maximum amount of stated capital increase.

(4)	Allottee	The seller referred to in (2) of “2. Secondary Offering of Shares (Japanese Secondary Offering by way of Over-Allotment)”

(5)	Subscription Period	Thursday, July 29, 2010

(6)	Payment Date	Friday, July 30, 2010

(7)	Subscription Unit	100 shares

(8)	Shares not subscribed within the subscription period mentioned in (5) above shall not be issued.

(9)	Determination of the amount to be paid, the amount of stated capital and additional paid-in capital to be increased and any other matters necessary for the issuance of new shares by way of third-party allotment shall be delegated to the President & CEO of MHFG.

(10)	The issuance of new shares by way of third-party allotment shall be conditioned upon the securities registration statement to be filed under the Financial Instruments and Exchange Law of Japan becoming effective.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MHFG has resolved matters relating to the issuance of new shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan.

This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the U.S. Securities Act of 1933, as amended. The securities referred to above will not be publicly offered or sold in the United States.

4.	Withdrawal of Shelf Registration in Japan for Future Equity Issuances

(1)	Outline of Withdrawn Shelf Registration

(i) Date of Filing	Friday, May 14, 2010

(ii) Type of Securities to be Offered	Common stock of MHFG

(iii) Planned Issuance Period	Within one year commencing from effective date of the Shelf Registration Statement (From May 22, 2010 until May 21, 2011)

(iv) Planned Amount of Issuance	Up to JPY 800 billion

(2)	New Shares Already Issued under the Shelf Registration

None.

(3)	Reason for Withdrawal of Shelf Registration in Japan

MHFG decided to cancel any equity offering by way of the shelf registration and to file securities registration statements for the offerings of shares of common stock.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MHFG has resolved matters relating to the issuance of new shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan.

This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the U.S. Securities Act of 1933, as amended. The securities referred to above will not be publicly offered or sold in the United States.

[For Reference]

1.	Japanese Secondary Offering by way of Over-Allotment and other matters

The Japanese secondary offering by way of over-allotment as mentioned in “2. Secondary Offering of Shares (Japanese Secondary Offering by way of Over-Allotment)” above (the “Japanese Secondary Offering by way of Over-Allotment”), is a secondary offering in Japan to be made in relation to the Japanese Public Offering mentioned in (4) (i) of “1. Issuance of New Shares by way of Offering (Public Offering)” for shares of common stock of MHFG, in a number not to exceed 391,000,000 shares, that will be borrowed by one of the Joint Lead Managers of the Japanese Public Offering from certain shareholder(s) of MHFG, taking into account market demand for the offerings mentioned above and other conditions. The number of shares to be offered in the Japanese Secondary Offering by way of Over-Allotment is scheduled to be 391,000,000 shares; however, this is the maximum number of shares to be sold, and such number may decrease, or the Japanese Secondary Offering by way of Over-Allotment may be cancelled entirely, depending on market demand and other conditions.

In connection with the Japanese Secondary Offering by way of Over-Allotment, the board of directors of MHFG has resolved, at the meeting held on Friday, June 25, 2010, that MHFG will issue 391,000,000 shares of its common stock to the Joint Lead Manager referred to in the previous paragraph (the “Allottee”) by way of third-party allotment (the “Capital Increase by way of Third-Party Allotment”), with the payment date set to be Friday, July 30, 2010, as set forth in “3. Issuance of New Shares by way of Third-Party Allotment”, in order for the Allottee to obtain the number of shares necessary to return the shares of common stock of MHFG that were borrowed by the Allottee from certain shareholder(s) of MHFG, as mentioned above (the “Borrowed Shares”).

The Allottee may also purchase shares of common stock of MHFG (the “Syndicate Cover Transactions”) on the Tokyo Stock Exchange up to the number of shares to be offered in the Japanese Secondary Offering by way of Over-Allotment, for the purpose of returning the Borrowed Shares. Such Syndicate Cover Transactions would be made during the period from (a) the day immediately following the last day of the subscription period for the Japanese Public Offering and the Japanese Secondary Offering by way of Over-Allotment to (b) Friday, July 23, 2010 (the “Syndicate Cover Transaction Period”). All of the shares of common stock of MHFG purchased by the Allottee through the Syndicate Cover Transactions will be used to return the Borrowed Shares. During the Syndicate Cover Transaction Period, the Allottee may decide not to conduct any Syndicate Cover Transaction or may decide to terminate the Syndicate Cover Transactions before the number of shares purchased reaches the number of shares offered in the Japanese Secondary Offering by way of Over-Allotment.

The Allottee may conduct stabilizing transactions along with the Japanese Public Offering and the Japanese Secondary Offering by way of Over-Allotment. The shares of common stock of MHFG purchased through such stabilizing transactions may be used, in part or in whole, to return the Borrowed Shares.

In addition to the above, the shares of such common stock purchased through such stabilizing transactions may be transferred, in part or in whole, to the International Initial Purchaser for the purpose of settlement of shares in respect of the International Offering.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MHFG has resolved matters relating to the issuance of new shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan.

This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the U.S. Securities Act of 1933, as amended. The securities referred to above will not be publicly offered or sold in the United States.

With respect to the number of shares (the “Number of Shares to be Purchased”) obtained by deducting (a) the number of shares purchased through stabilization transactions and Syndicate Cover Transactions that are to be used to return the Borrowed Shares from (b) the number of shares to be offered in the Japanese Secondary Offering by way of Over-Allotment, the Allottee will accept the allotment under the Capital Increase by way of Third-Party Allotment and will purchase an equivalent number of shares of common stock of MHFG. As a result, a part or all of the shares to be issued under the Capital Increase by way of Third-Party Allotment may not be subscribed for, which may result in a decrease in the definitive number of shares to be issued under the Capital Increase by way of Third-Party Allotment, or in the entire cancellation of the issuance.

In the event that the Allottee accepts the allotment under the Capital Increase by way of Third-Party Allotment, it will make payment for the Number of Shares to be Purchased with the fund obtained from the Japanese Secondary Offering by way of Over-Allotment.

Whether or not the Japanese Secondary Offering by way of Over-Allotment is to be conducted, as well as the number of shares to be sold in the event the Japanese Secondary Offering by way of Over-Allotment is to be conducted, will be determined on the Determination Date. If the Japanese Secondary Offering by way of Over-Allotment is cancelled entirely, the Allottee will not conduct the borrowing from certain shareholder(s) of MHFG of shares of common stock of MHFG mentioned above. Accordingly, no new shares will be issued under the Capital Increase by way of Third-Party Allotment, since the Allottee will not accept the allotment and will not subscribe shares under the Capital Increase by way of Third-Party Allotment. Further, no Syndicate Cover Transactions on the Tokyo Stock Exchange will be made.

The stabilizing transactions, the Syndicate Cover Transactions and the subscription with respect to the Capital Increase by way of Third-Party Allotment will be made by the Allottee after consultation with the Joint Global Coordinators.

2.	Change in the number of issued shares as a result of this capital increase by way of public offering and Capital Increase by way of Third-Party Allotment

Total number of issued shares at present (as of May 31, 2010):
Common Stock:	15,500,328,530 shares
Eleventh Series Class XI Preferred Stock:	914,752,000 shares
Thirteenth Series Class XIII Preferred Stock:	36,690,000 shares
Total:	16,451,770,530 shares

Increase in number of shares as a result of the capital increase by way of public offering:
Common Stock:	5,609,000,000 shares	(Note 1)

Total number of issued shares after the capital increase by way of public offering:
Common Stock:	21,109,328,530 shares	(Note 1)
Eleventh Series of Class XI Preferred Stock:	914,752,000 shares
Thirteenth Series Class XIII Preferred Stock:	36,690,000 shares
Total:	22,060,770,530 shares	(Note 1)

Increase in number of shares as a result of the capital increase by way of third-party allotment:
Common Stock:	391,000,000 shares	(Note 2)

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MHFG has resolved matters relating to the issuance of new shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan.

This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the U.S. Securities Act of 1933, as amended. The securities referred to above will not be publicly offered or sold in the United States.

Total number of issued shares after the capital increase by way of third-party allotment:
Common Stock:	21,500,328,530 shares	(Note 2)
Eleventh Series of Class XI Preferred Stock:	914,752,000 shares
Thirteenth Series Class XIII Preferred Stock:	36,690,000 shares
Total:	22,451,770,530 shares	(Note 2)

Notes:	1.	These figures are based on the assumption that the International Initial Purchaser exercise the option set forth in (1) (ii) in “1. Issuance of New Shares by way of Offering (Public Offering)” above in full.
	2.	These figures are based on the assumption that all of the new shares to be issued in “3. Issuance of New Shares by way of Third-Party Allotment” are subscribed by the Allottee and issued.
	3.	The total number of issued shares of common stock may be increased by exercises of stock acquisition rights and/or conversion of preferred stock.

3.	Use of proceeds

(1)	Use of proceeds to be raised this time

The maximum aggregate approximate net proceeds of ¥857,563,560,000 (the total amount of ¥372,878,240,000, which is the approximate net proceeds of the Japanese Public Offering, ¥428,793,850,000, which is the maximum approximate net proceeds of the International Offering, and ¥55,891,470,000, which is the maximum approximate net proceeds of the Capital Increase by way of Third-Party Allotment), is planned to be used in full to make investments in MHFG’s consolidated subsidiaries by the end of March 2011. The amounts mentioned above are the estimated amounts calculated based on the closing price of shares of common stock of MHFG on the Tokyo Stock Exchange on Friday, June 18, 2010.

(2)	Change in the use of proceeds raised last time

Not applicable.

(3)	Expected impact on business results

MHFG aims at establishing capital base as a cornerstone for our sustainable growth for the future. This capital increase is to ensure capital flexibility for us to expand our business areas with high growth potential and to promote customer-related businesses further.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MHFG has resolved matters relating to the issuance of new shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan.

This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the U.S. Securities Act of 1933, as amended. The securities referred to above will not be publicly offered or sold in the United States.

4.	Other matters

Lock-up Agreement

In connection with the Japanese Public Offering and the International Offering, MHFG has agreed during the period of 180 calendar days starting from the date of the underwriting agreements regarding the relevant offering, without the prior written consent of the Joint Global Coordinators, not to issue any shares of common stock of MHFG or any securities convertible into, or exchangeable for, or that represent the right to acquire, shares of common stock of MHFG, etc. The foregoing restrictions shall not apply to actions with respect to the stock split or the issue or transfer of shares of common stock of MHFG as a result of any allotment of shares without consideration to shares of common stock of MHFG, the sale of shares of common stock of MHFG upon request of any holder of less than one unit of shares to make such holder’s holding one full unit of shares, the issue or transfer of shares of common stock of MHFG upon exercise of the stock acquisition rights or the right to request acquisition attached to any of shares of capital stock of MHFG, the issue of shares of common stock of MHFG in connection with the Japanese Public Offering, the International Offering and the Capital Increase by way of Third-Party Allotment, and the grant of stock options exercisable for shares of common stock of MHFG, etc.

The Joint Global Coordinators, at their discretion, have the right to jointly decide to partially or fully remove the lock-up restriction or to reduce the length of the lock-up period above.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MHFG has resolved matters relating to the issuance of new shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan.

This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the U.S. Securities Act of 1933, as amended. The securities referred to above will not be publicly offered or sold in the United States.